SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For November 2, 2006

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Form 6-K contains the following information, which has been filed with the Bolsa de Comercio de Buenos Aires, and the Comisión Nacional de Valores.

Press release announcing the results for the nine-month periods ended September 30, 2006 and 2005.

TGS Reports Results for the Third Quarter 2006

And Nine-Month Period ended September 30, 2006

FOR IMMEDIATE RELEASE: Thursday, November 2, 2006.

Buenos Aires, Argentina - Transportadora de Gas del Sur S.A. (“TGS” or “the Company”) (NYSE: TGS, MERVAL:TGSU2) today reported a net income of Ps. 93.6 million, or Ps. 0.118 per share, (Ps. 0.589 per ADS) for the three-month period ended September 30, 2006, compared to the Ps. 52.1 million or Ps. 0.066 per share (Ps. 0.328 per ADS) reported for the same period of 2005.

The increase was mainly due to: (i) a growth in the operating income of the NGL Production and Commercialization segment of Ps. 20.9 million, and (ii) a decrease of net financial expense by Ps. 15.1 million.

Net income for the nine-month period ended September 30, 2006 was Ps. 272.8 million or Ps. 0.343 per share (Ps. 1.717 per ADS) which compares to Ps. 209.1 million or Ps. 0.263 per share (Ps. 1.316 per ADS) in the same period of the previous year. This increase was mainly due to a very good performance of the NGL Production and Commercialization segment reflected by higher international reference prices and higher production. This variation was partially offset by a rise of financial expenses, due primarily to a foreign exchange loss generated by the devaluation of the Argentine peso in the 2006 period, in contrast with an appreciation of the local currency in the same period of 2005.

Third Quarter 2006 vs. Third Quarter 2005

In the three-month period ended September 30, 2006, TGS posted total net revenues of Ps. 318.9 million in comparison with Ps. 270.4 million earned in the same quarter of 2005.

Natural Gas Transportation revenues for the third quarter of 2006 were Ps. 122.3 million, representing a 5.3% increase when compared to the Ps. 116.1 million earned in the same quarter of 2005. This increase primarily reflects additional firm transportation services amounting to Ps. 4.5 million; principally generated by the San Martín pipeline expansion that became operational in July and August 2005. This expansion was financed mostly through the Gas Trust created by the Argentine Government. TGS invested approximately US$ 33 million in this expansion and collects a portion of the revenues generated by these new firm transportation contracts.

The Natural Gas Transportation segment represented approximately 38% and 43% of the Company’s total revenues for the third quarters of 2006 and 2005, respectively. Natural Gas Transportation revenues are derived principally from firm contracts, under which pipeline capacity is reserved and paid for regardless of actual usage by the shipper. TGS also provides interruptible transportation services subject to available pipeline capacity.  This segment is subject to regulation by the Ente Nacional Regulador del Gas (“ENARGAS”).

The Economic Emergency Law passed by the Argentine Congress on January 6, 2002, determined the “pesification” of regulated tariffs at an exchange rate of US$ 1=Ps. 1, as well as prohibited the application of variations in local and international indexes, or any other type of price adjustment thereon. Since that time, the tariff renegotiation process has been delayed with no significant progress thus far.

The NGL Production and Commercialization segment revenues grew to Ps. 176.6 million in the three-month period ended September 30, 2006 from Ps. 137.9 million for the same period of 2005, representing a 28.1% increase. This increase is mainly attributable to higher international reference prices and the new ethane price agreed with PBB-Polisur S.A. in the agreement effective from January 2006.

NGL Production and Commercialization revenue accounted for approximately 55% and 51% of the total revenues for the third quarters of 2006 and 2005, respectively. NGL Production and Commercialization consists of natural gas processing activities, conducted at the Cerri Complex, located near the city of Bahía Blanca, which is connected to each of TGS’s main pipelines, where ethane, propane, butane and natural gasoline are recovered. This segment also includes the commercialization of NGL for both the Company’s own account and on behalf of its clients.

In the third quarter of 2006, Other Services revenues amounted to Ps. 20.0 million, a 22.0% increase when compared to the same period of 2005. This increase was the result of more midstream and telecommunication services rendered in the quarter of the current year.

The Other Services segment mainly includes midstream and telecommunication activities. Its share in the Company’s total revenue accounted for approximately 7% and 6% for the third quarters of 2006 and 2005, respectively. Midstream activities consist of gas treatment, separation, and removal of impurities from the natural gas stream and gas compression, rendered at wellhead, typically to gas producers. In addition, TGS provides services related to pipeline and compression plant construction and related operation and maintenance services. Telecommunication services are rendered through Telcosur S.A., a company controlled by TGS. Telcosur S.A. provides services as an independent carrier of carriers to leading telecommunication operators and corporate customers located in its service area.

Costs of sales and administrative and selling expenses for the third quarter of 2006 rose by Ps. 25.6 million, from Ps. 157.7 million registered in the third quarter of 2005 to Ps. 183.3 million for the same period of 2006, mainly due to an increase of NGL Production and Commercialization segment costs and higher labor costs.

Net financial expense decreased from the Ps. 60.9 million reported for the third quarter of 2005 to Ps. 45.8 million in the same quarter of 2006. The positive variation of Ps. 15.1 million is mostly attributable to: (i) a lower cost of debt associated with a reduction of the indebtedness, (ii) higher interests gained from the financial investments, and (iii) a lower foreign exchange loss derived from a smaller Peso devaluation in the third quarter of 2006 compared to the same quarter of 2005.

In the third quarter ended September 30, 2006, other income, net experienced a positive variation of Ps. 10.2 million compared to the same period of 2005, principally due to a gain of Ps. 16.4 million related to an insurance liquidation associated with the damage in 2005 of a facility located at the Cerri Complex.

Income tax expense reported a Ps. 5.2 million negative variation in the third quarter of 2006 compared to the same period of 2005, basically as a result of a higher accrual of income tax for Ps. 16.4 million in the 2006 quarter, partially offset by a higher reversal of a tax loss carry-forward allowance for Ps. 11.2 million.

Nine-Month Period ended September 30, 2006 vs. Nine-Month Period ended September 30, 2005

TGS posted total net revenue of Ps. 959.2 million in the nine-month period ended September 30, 2006, in comparison to the Ps. 736.3 million earned in the period ended September 30, 2005.

Gas Transportation revenue for the nine-month period ended September 30, 2006 was Ps. 368.2 million, a 8.6% increase compared to Ps. 339.1 million earned in the same period of the previous year.  This increase primarily reflects additional firm transportation services amounting to Ps. 20.8 million; including Ps. 13.7 million generated by the San Martín pipeline expansion, mentioned above.

The NGL Production and Commercialization segment increased to Ps. 524.9 million in the nine-month period ended September 30, 2006, from Ps. 350.9 million for the same period of the previous year, representing a 49.6% rise, mainly as a consequence of higher prices, resulting from international reference prices and increased price of ethane, combined with more tons produced.

In the nine-month period ended September 30, 2006, Other Services revenues amounted to Ps. 66.1 million, a 42.8% increase compared to the same period of 2005. This increase is mainly due to a greater amount of construction and telecommunication services rendered in the 2006 period.

Costs of sales and administrative and selling expenses for the nine-month period ended September 30, 2006 rose by Ps. 99.0 million to Ps. 528.3 million. This variation is mostly attributable to: (i) a Ps. 38.0 million increase in NGL production costs, due basically to higher prices of natural gas at well head; (ii) a Ps. 16.8 million raise in easement expenses associated with the Natural Gas Transportation business segment; (iii) a Ps. 14.2 million rise in labor costs; and (iv) a Ps. 11.4 million increase in tax on exports.

Net financial expense increased significantly from Ps. 92.5 million, reported for the nine-month period ended September 30, 2005, to Ps. 159.5 million reported for the 2006 period.  The negative variation of Ps. 67.0 million was principally due to: (i) an appreciation of the Argentine Peso in the 2005 period, resulting in exchange rate gain of Ps. 52.5 million, and (ii) the devaluation of the local currency against the US dollar in the 2006 period, which generated an exchange rate loss of Ps. 39.3 million. These effects were partially offset by a lower interest expense generated by reduced indebtedness and higher interest income from financial investments.

In the nine-month period ended September 30, 2006, Other income, net experienced a positive variation of Ps. 19.1 million compared to the same period of 2005, mainly as a consequence of a Ps. 24.7 million gain registered in 2006 associated with the prior mentioned insurance liquidation.

Income tax expense increased by Ps. 9.2 million in the 2006 period compared to the same period of 2005, basically as a result of a higher accrual of income tax of Ps. 27.3 million in the 2006 period, partially offset by a higher reversal of a tax loss carry-forward allowance of Ps. 16.7 million.

Liquidity and Capital Resources

Cash flow from operating activities for the nine-month period ended September 30, 2006 amounted to Ps. 499.7 million. These funds were applied as follows: (i) Ps. 80.3 million to investment activities, (ii) Ps. 124.5 million to financing activities and (iii) the remainder to increase TGS’s cash position. Currently, TGS relies on cash generated from operations as its primary source of financing for future activities. For detailed information on the Company’s cash flow refer to Exhibit IV.

Please see the attached tables for additional financial and operating information.

TGS, with a current firm contracted capacity of approximately 71.8 MMm³/d or 2.5 Bcf/d, is Argentina’s leading transporter of natural gas. The Company is also Argentina’s leading processor of natural gas and one of the largest marketers of natural gas liquids. TGS is quoted on both the New York and Buenos Aires stock exchanges under the ticker symbols TGS and TGSU2, respectively. TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which holds approximately 55.3% of the Company’s common stock. CIESA is currently owned 50% by Petrobras Energía S.A. and one subsidiary, 40% by a trust and 10% by a subsidiary of Enron Corp.

This press release includes forward-looking statements within the meaning of Section 27 A of the Securities Act of 1933, as amended. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks. Although the Company has made reasonable efforts to ensure that the information and assumptions on which these statements and projections are based are current, reasonable and complete, a variety of factors could cause actual results to differ materially from the projections, anticipated results or other expectations contained in this release. Neither the Company nor its management can guarantee that anticipated future results will be achieved. Investors should refer to the Company’s filings with the U.S. Securities and Exchange Commission for a description of important factors that may affect actual results.

Exhibit I

Transportadora de Gas del Sur S.A.

Financial and Operating Data for the third quarter and nine-month periods ended September 30, 2006 and 2005

(In millions of constant Argentine pesos as of February 28, 2003 (1), except for per share and per ADS information in pesos or where otherwise indicated)

Consolidated Statements of Income	3rd. Quarter		Nine Months	
	2006	**2005**	**2006**	**2005**
Net Revenues	**318.9**	**270.4**	**959.2**	**736.3**
Natural Gas Transportation	122.3	116.1	368.2	339.1
NGL Production and Commercialization	176.6	137.9	524.9	350.9
Other Services	20.0	16.4	66.1	46.3
Operating Costs	**(158.2)**	**(135.8)**	**(449.3)**	**(371.7)**
Operation and maintenance	(110.5)	(87.0)	(307.9)	(226.8)
Depreciation and amortization expenses	(47.7)	(48.8)	(141.4)	(144.9)
Gross Operating Profit	**160.7**	**134.6**	**509.9**	**364.6**
Administrative and Selling Expenses	(25.1)	(21.9)	(79.0)	(57.6)
Operating Income	**135.6**	**112.7**	**430.9**	**307.0**
Other Income / (Expense), net	8.6	(1.6)	15.5	(3.6)
Equity in earnings / (losses) of non-consolidated subsidiaries	0.1	1.6	(0.6)	2.5
Net Financial Expense	(45.8)	(60.9)	(159.5)	(92.5)
Net Income before Income Tax	**98.5**	**51.8**	**286.3**	**213.4**
Income Tax	(4.9)	0.3	(13.5)	(4.3)
Net Income	**93.6**	**52.1**	**272.8**	**209.1**
Earnings per share	0.118	0.066	0.343	0.263
Earnings per ADS	0.589	0.328	1.717	1.316

Operating Data

Transmission Volumes (million of cf/d)				
Average firm contracted capacity	2,535.6	2,500.3	2,528.5	2,373.1
Average deliveries	2,422.6	2,323.7	2,207.2	2,065.9
Processing sales (thousand of short tons)				
Ethane	105.5	96.5	309.2	273.7
Propane and Butane	142.6	132.5	425.3	354.5
Natural Gasoline	27.9	26.0	87.2	73.0

Exhibit II

Transportadora de Gas del Sur S.A.

Consolidated Business Segment Information for the nine-month periods ended

September 30, 2006 and 2005

(In millions of constant Argentine Pesos as of February 28, 2003 (1))

Nine-month period ended September 30, 2006	Gas Transportation	NGL Production and Commercialization	Other Services	Corporate	Total
Net revenues	368.2	524.9	66.1	-	959.2
Operating income (loss)	162.7	273.3	25.4	(30.5)	430.9
Depreciation of PP&E	108.0	23.2	10.0	3.0	144.2
Additions to PP&E	49.0	10.5	15.1	2.0	76.6
Identifiable assets	3,802.0	430.4	170.0	1,011.9	5,414.3
Identifiable liabilities	114.4	69.2	7.8	2,525.9	2,717.3

Nine-month period ended September 30, 2005
Net revenues	339.1	350.9	46.3	-	736.3
Operating income (loss)	158.7	156.7	14.4	(22.8)	307.0
Depreciation of PP&E	104.9	21.9	10.2	1.7	138.7
Additions to PP&E	115.0	12.0	3.2	2.6	132.8
Year ended December 31, 2005
Identifiable assets	3,882.9	473.8	183.5	657.0	5,197.2
Identifiable liabilities	68.1	61.1	8.1	2,635.8	2,773.1

(1) As a consequence of a CNV resolution inflation accounting was suspended effective February 28, 2003.

Breakdown of Net Financial Expense for the nine-month periods ended

September 30, 2006 and 2005

(In millions of Argentine Pesos)

	2006	2005
Generated by Assets
Interest	22.0	11.4
Foreign exchange gain / (loss )	19.2	(10.6)
Others	1.7	0.2
Subtotal	42.9	1.0
Generated by Liabilities
Interest expense	(133.3)	(146.6)
Foreign exchange (loss) / gain	(58.5)	63.1
Others	(10.6)	(10.0)
Subtotal	(202.4)	(93.5)
Total	(159.5)	(92.5)

Exhibit III

Exhibit IV

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Eduardo Pawluszek
	Name:	Eduardo Pawluszek
	Title:	Chief Financial Officer

By:	/s/Carlos Ariosa
	Name:	Carlos Ariosa
	Title:	Senior Legal Counsel